Filed by Capella Education Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Capella Education Company

Commission File No. 001-33140

All Employee Meeting

Friday, February 23rd, 2018

Capella All Employee Meeting	Friday, February 23rd, 2018

Introduction and Agenda

Kevin Gilligan

CEO, Capella Education Company

Welcome

Good morning, thank you. Good morning, how are you doing? No, I said, ‘How are you doing?’ All right. Hey, before we get started, how about those Capella performers? Were they not fantastic? Let us hear it for them. Lots of hidden talent at Capella.

It is my pleasure to welcome everyone to today’s meeting. It is great to have the entire organization together, for a couple of hours; not just the folks in this room, but our remote faculty and staff. I want to extend a special welcome to all our remote employees, including our colleagues at DevMountain and Hackbright, so let us give them a round of applause.

I want our remote employees to know that, even though you are not with us physically every day, you are always part of our thought process. With five inches of snow last night, and more to come, we are really thinking about you guys, particularly Florida, Arizona and California, if you know what I mean.

One other interruption. We have three very special guests that I want to introduce, from Strayer: Strayer’s CEO, Karl McDonnell; the President of Strayer University, Brian Jones; and Strayer’s CFO Dan Jackson. Let us give them a very warm fellow welcome.

Rationale and plan for the session

Celebrate the past

We have not done this for a few years. We thought now was a really great time to bring the organization together for two reasons. Number one, this is our twenty-fifth anniversary, and we wanted to take some time to not only reflect on our history, but to celebrate all the amazing things that Capella has accomplished on behalf of our learners over the last 25 years. Let us have some fun with that as we go through today’s session; I think it is really important.

Talk about the future

Secondly, we want to talk about the next 25 years. We want to talk about the next 25 years, we want to talk about our future. In particular, we want to discuss with you the exciting vision we have for the future of this company once we are merged with Strayer. Personally, I am super excited about the potential. If you talk to the people that are close to this, they will talk to you about endless possibilities of what we could do together. We want to not only reflect on our history but, more importantly, we want to talk about our future.

An engaging experience for everybody

For those that have been around for a few years, when we have done this in the past, they have been a pretty highly-produced big-budget event. We are going to be a little more modest this year, in the spirit of tighter budgets, but we want to make sure this is an engaging experience for everybody. We want everyone to come out of here excited that you were part of this.

There is two ways we do that. One is, we are going to try to have very authentic and honest dialog about our future as we see it, but I want us to tap into the energy in the room here, and the energy of the people online. I think if we work together, we can make this a great experience for everybody.

Capella All Employee Meeting	Friday, February 23rd, 2018

Thank you for keeping focused

I want to kick things off by simply saying ‘thank you’. Since we announced the merger last fall, I have seen the best of Capella. What I mean by that is: it is easy when you have a big announcement like that to get distracted and take your eye off the ball and, for us, our eye on the ball is keeping the learner at the center of our focus. This organization has done a fantastic job over the last six or seven months, really making sure that as we go through change – and we will talk about change – we have not lost sight of our mission and we have not lost sight of the learner, and the need to support the learner as they go through their academic experience. I think you should all give yourselves a hand for the great job you have been doing on behalf of our learners.

Big moments in Capella’s history

Coming back to the first objective, to celebrate our twenty-fifth anniversary, throughout the course of today’s meeting, we are going to be sharing some big moments in Capella’s history. To help get that started, we are going to have one of our key academic leaders, a leader who has really been a big part of our success throughout Capella’s history, come up and get us started. Please welcome Dr Barbara Butts Williams.

Capella in the Early Days

Barbara Butts Williams

Executive Dean, External Relations and Partnerships, Capella University

Celebrating Capella’s proud history

Thank you Kevin. Good morning everyone. I am so thrilled to be celebrating our proud history because we have so much to be proud of. Looking out at all of you today, and those of you on webcasts also, it is amazing to think about the distance between where Capella started and where we are today.

Today, we look back at our successes and the thousands of learners who have come to Capella to pursue their dreams, and it seems like it was meant to be. But it was not. When Capella began, it was a bold and risky idea, and it took an enormous amount of hard work and dedication. We believed we were building something special, and we knew we had to bring our best selves to the table every day. The energy, the creativity and commitment was contagious. We worked hard because our passion for the mission and the goal of our learners being successful, and of course that continues today.

The graduate school of America

I know that some of you in this room were not born yet in 1993, and I am a bit older than that so I do remember that year very well. Just to give you an idea of how things were, here is a snapshot of 1993: Bill Clinton was inaugurated as President; Nelson Mandela won the Nobel Prize for Peace; Jurassic Park was the highest grossing movie that year. In 1993 most people did not even have an email address, or even knew what an email address was. To access the Internet, you needed a big old computer and a landline phone. The Web, as we know it, did not exist. People used to describe it as the Information Superhighway.

Capella All Employee Meeting	Friday, February 23rd, 2018

In February of 1993, The Graduate School of America was founded by Stephen Shank, a former CEO of Tonka Toys, and Dr Harold Abel, a leader in education in the country. Their vision was to extend access to high-quality education for working adults, who were not well served by traditional colleges and universities.

Capella University

In 1997, The Graduate School of America reached a major milestone, earning regional accreditation from the Higher Learning Commission. In 1999, we had our one-hundredth graduate, and we also changed our name to Capella University. We are named for the twin star Capella. The name represents the partnership between Capella and our learners. Fast-forward to 2018: we have more than 67,000 alumni of Capella University; plus, we can add hundreds more who have courses and credentials completed through Sophia, Hackbright Academy and DevMountain.

After that quick look at Capella’s early days, now it is time to talk more about the foundation we have built and where we are today. To do that, I would like to introduce President Dick Senese, and the General Managers of our two colleges, Jennifer Hoff and Tonia Teasley.

Capella’s Foundations

Richard Senese

President, Capella University

We transformed higher education

Happy Anniversary Capella. Tonia and Jennifer and I are here to talk a little bit about the foundations that Steve and Harold and the early leaders have established, and all of us make true every day.

Extending the access

First and foremost was to extend the access. You have to remember, in 1993 a working professional did not have many options. Distance education and this Internet thing was all brand new. We found a way to offer high-quality graduate education to people, no matter where they lived, no matter what time of day they needed to study.

Competency-based education

We transformed higher education. I taught my first class in 1985, so I am a little grey. There was nothing like competency-based education when we started that movement about ten, 12 years ago. The focus on the linkage between careers, education and professional development was unheard of. We have rethought credentials: how to bundle them, how to stack them, how to create pathways that are meaningful as people advance in their profession.

Commitment to keep learners first

We have brought together not only faculty and staff but a diverse set of professionals, who come from a multitude of industries to bring their best, to focus on our number one principle, keeping learners first. That commitment is our secret sauce, except it is not really that secret because we talk about it all the time, and that is good, and we should be proud of that.

Capella All Employee Meeting	Friday, February 23rd, 2018

We have an enviable record of learner persistence. We have innovative programs, that people wonder how we are able to do it. We have a laser focus on professional relevance, on flexibility and on affordability. I see us live this commitment every day: decision after decision, interaction after interaction, investment after investment, we make that real. That is thanks to all of you, so I want to join Kevin and others in just thanking all of you for that commitment. It means a world of difference, and it has made a world of difference in the lives of all of our learners.

Learners as pioneers

Learners have been pioneers too. In August of 1997, we held our first graduation. There were 14 people graduating that day: nine people receiving a master’s degree, five receiving a PhD. In March, just a week from tomorrow, we will see 1,300 people walk across that stage in New Orleans. Let us give them a hand. As Barbara pointed out, they will join more than 67,000 Capella proud alumni. Jennifer and Tonia are here to talk a little bit about how these foundations exist today, and the history of them in their colleges and schools, so let me turn over to Tonia Teasley.

How Capella Transformed Higher Education

Tonia Teasley

Vice President and General Manager,

College of Business, Technology and Public Service Leadership, Capella University

Breaking the model of traditional education

Thank you Dick. I know that everyone in this room knows that Capella has always had this great reputation for delivering really high-quality education, but some of you do not know that that reputation often gives us opportunities that we might not otherwise have had.

Some time in 2011, then Secretary of Education, Arne Duncan, invited Kevin Gilligan and another really small group of people to have a conversation about why traditional education was not working, and what can we do to do something about that. He encouraged us to try something new and break the model. Kevin came back and he started this really small group of people, and that small group of people started asking some really big questions, like what can we do to change traditional education to make it more affordable, more flexible and even more professionally relevant than what we were already doing? What if we could stop measuring how long people are studying, and actually measure whether they learn something?

The FlexPath Program

Out of that small group of people, who started this top-secret project that we call the Manifesto, 18 months later, on 12th August 2013, Capella University became the first university in the country to have approval to offer non-term competency-based direct assessment education, and we called it FlexPath. Today, we have 5,800 learners in our FlexPath programs, and at the end of this month we will have 2,500 graduates. Lots of those learners came to us and they chose FlexPath, because it allowed them to go much faster through their education.

Capella All Employee Meeting	Friday, February 23rd, 2018

A learner FlexPath story

The stories I like the best are the learners who talked about the fact that they could not have gone back to school at all if it were not for FlexPath. Take, for example, Geoffrey Sweet. Geoffrey had been an IT professional and a security professional for 30 years, but he had never gotten a college degree. In fact, he had come to the conclusion, because he tried to go back to a traditional school, that it was too costly and not flexible enough, because his schedule was crazy. Fortunately for Geoffrey, and fortunately for us, he found Capella and he found FlexPath. He was able to get his bachelor’s degree in IT, and he liked the Flexpath program so much, he came back and got his master’s degree, and it is all because his supervisor at his job introduced him to Capella.

The story that sticks in my mind the most about FlexPath is a learner that I met a couple of years ago at commencement here in Minneapolis. She was a woman in her mid to late 50s and she had never gone to college, and she actually said, ‘I never had a reason to go to college,’ until 2014. You see, this woman had an adult daughter who was addicted to drugs, and that daughter had been in and our of jail and in and out of rehab, and that daughter’s three young children had been in and out of foster homes.

In 2014, this woman took it upon herself to adopt her three grandchildren. Then she had a reason to go back to school, because she wanted to set an example for those three young children, but she had a full-time job, she was now a single mother of three young children: how in the world was she going to go back to school? Fortunately, she found Capella and she found FlexPath, and that woman was able to get her bachelor’s degree in a FlexPath program. When I met her, she was here in Minneapolis, getting ready to walk across the stage, and she had these three young children with her, going, ‘Way to go, grandma.’

Overcoming past challenges brings confidence in the future

Those are all the really great stories about FlexPath, but I know for many people sitting in this room and on the phone, it was not exactly a straight line to get from 2012 to today with FlexPath. There were some huge challenges we had to overcome but the people in this room, sometimes through a lot of creativity and sometimes through plain old brute force, solved those problems and were able to deliver FlexPath education to all of these learners.

When I think about where we are today, and getting ready for a merger, and certainly challenges that will come to us in the future, that gives me confidence that we can actually get through challenges and continue to innovate, to offer opportunities to our learners.

I have talked a little bit about what Capella Education has done for our learners, but we have also done things for our employer partners. Here to talk a little bit about our employer partners is Jennifer Hoff.

Capella All Employee Meeting	Friday, February 23rd, 2018

Strategic Partnership Initiatives

Jennifer Hoff

Vice President and General Manager,

College of Nursing, Health and Behavioral Sciences, Capella University

Good morning everyone. It is great to see everyone, I am so happy to be here. I am Jennifer Hoff, Vice President and General Manager for the College of Nursing, Health and Behavioral Sciences. I was so excited to get here this morning. I got up really early, super quiet in the house, drove down town and I walked in our prep room, and Tonia said to me, ‘I have six important words to tell you: you forgot to brush your hair.’ Now that I have made that adjustment, I want to talk to you about our strategic partnership initiatives, and I want to acknowledge our great Employer Solutions team sitting right here in front.

Capella has created strategic partnership with employers to really improve the retention and engagement of their work force, but in many industries, such as health care, education also is closely tied to their business outcomes, as they focus on patient care and patient satisfaction. I can confidently say that our employer partners are changing the way in which health care is delivered across the United States, and Capella is a big part of their strategic plan as well.

To help you gain a better understanding of this, I wanted you to hear directly from an employer partner today, so I would like to introduce Susan Jeska, Vice President of the Center for Clinician Advancement at UnitedHealth Group.

Capella and UnitedHealth Video

Susan Jeska

Vice President, Center for Clinician Advancement, UnitedHealth Group

Being part of the conversation

Hi, my name is Susan Jeska. I am with the Center for Clinician Advancement at UnitedHealth Group. I am thrilled to be with you here today on this anniversary. I actually have the honor of having been part of the very first conversation between Capella and UnitedHealth Group, and I can so remember it today. I am so thrilled to be part of that conversation, part of that partnership with all of you.

Accomplishments so far

What have we accomplished? In that period of time, we have offered two fully-funded RN to MSN programs. We have had three fully-funded college degree programs. We have had three new 52/50[?] programs, where they are aligned to our tuition reimbursement and therefore a little out of pocket expenses for our nurses. We have had six new FlexPath programs, and those have been in nursing, health care administration and business. We have offered scholarships for DNP and counselling; different billing, which has been huge for our employees, and we have had a dedicated enrolment team this whole time.

For all of that, it has just been amazing, because each of those were innovative solutions that we needed to address our employer needs. As of the end of 2017, we can claim 1,680 enrolments and 298 degree program graduates in baccalaureate, master’s and doctorate programs. I want to thank all of you on the advising team, the fulfilment team, the faculty, the business leaders, billing: everybody, you have all been part of this extraordinary partnership, so thank you for that.

Capella All Employee Meeting	Friday, February 23rd, 2018

The future together

The future is in front of us. We are all about making education affordable, accessible, scaleable, so that our employees can achieve their academic dreams, and we want to do that with you. In the end, it is all about helping people live healthier lives and making the health system work better for all and everyone. Happy twenty-fifth anniversary.

Jennifer Hoff: So great and so wonderful to work with employer partners like UnitedHealth Group, and many others! Our relationship and strategy, to continue to develop strong partnerships with employers, will continue in 2018, post-merger and beyond. The learners from our employer partners tell us that they are doing great things, that their experience at Capella has helped them to grow in position, think more critically, develop their communication and leadership skills. One learner recently communicated to me that she is paying it forward, coaching her own team to advance their education, and is passionate about promoting the potential of others.

The results are very exciting. I cannot wait to see the prolonged impact on Capella, but more importantly the impacts our learners and alumni will have within our organizations and communities.

In partnership with our colleagues in the College of Business, Technology Education and Public Service Leadership, as well as our future colleagues at Strayer, we have great potential to inspire and educate the US work force.

Capella in a Changing World

Richard Senese

President, Capella University

Nothing of importance is easy

Thank you Jennifer and Tonia. I have to say, those are six words that I have never heard! Look, I am a proud member of the Capella Boomerang Club. I served as Associate Dean in the Harold Abel School of Psychology in the late 1990s, and I have seen how far we have come. Nothing was ever easy then, things are not always easy now, and it is not always going to be easy moving forward. In fact, nothing of importance is really easy. 25 years from now at the fiftieth anniversary celebration, nothing people talk about will have been easy.

All you have to do is look around: the economy is changing, the half-life of knowledge is shortening, technology is advancing, and the speed of all this just continues to go faster and faster. Yet our mission calls us to help learners to prepare them, so they can seek advancements in their career and they can use their education to improve the quality of lives in their communities.

Capella Fellows Program

In honour of our twenth-fifth anniversary, I am very excited to announce the Capella Fellows Program. This program will make a difference right here in the Twin Cities. We will have a

Capella All Employee Meeting	Friday, February 23rd, 2018

competitive scholarship for staff from Twin Cities area businesses, non-profits and schools, who are dedicated to use their knowledge in education to make a difference in their community. We will have more details about this in the coming weeks.

Exciting future with Strayer Education

In closing I just want to say: I, like you, am proud of where we have been and what we have done, but I am so excited about where we are going and what we have yet to do. I have been in higher education for a long time, and I can think of no better partner than Strayer University and Strayer Education. They have a 125-year history of working with working professionals to provide high-quality education, to help them advance in their career. While there are similarities and differences we can all notice, there is something that is in common, and that is a set of core values and commitments. Our success in the next 25 years and beyond rests on Capella’s continuing commitment to these core values, and keeping our learners foremost in every decision, every action and every plan we make.

Right now, I would like to introduce a short video that speaks to that commitment.

Capella University, “what we believe” video

Our economy is changing. Work is changing. Careers are changing. But traditional higher education is failing to keep up. For adult learners it’s too rigid. Too expensive. Impractical. Outdated. Too, well, traditional. We are not traditional higher education. Proudly. Because getting ahead is tough, and while education rightfully should be tough, it should be tough to pursue. Solving this problem is why we exist. Because we believe what’s good for our Learners is good for us. And for employers. And for that matter, the world. So everything we do, we do in service of our Learners. Like creating programs that offer the most direct path between learning and employment. And building a new kind of university, where working adults can return again and again for career-long learning. After all, they’ve committed everything to bettering themselves. It’s only fair we commit everything to them. Because, like us, they dream big. And they deserve better. Their ambitions deserve better. So we’ll continue to make sure they didn’t come this far, only to come this far.

Our learners

Anne Draxler & Joel Ratliff

Annie Draxler Hi, I am Annie Drexler from Enrollment and Advising Services, and I have been at Capella for 12 years. As we just saw, it is all about our learners, and it has been that way from the very start. When you meet our learners and hear their stories, one of the things that leaps out right away is how they are breaking barriers and overcoming obstacles to achieve their dreams.

Joe Raleigh[?]: Hi, my name is Joe Raleigh from Financial Aid and I have been with Capella for three years. President Senese pointed out earlier that Capella expanded access for so many people who have been underserved by traditional education. Here are a few facts and figures to illustrate this point. Currently 72% of Capella University learners are women, and for our colleagues at Hackbright Academy, that figure is 100%, as we work towards changing the ratio of women in the tech industry.

Capella All Employee Meeting	Friday, February 23rd, 2018

Annie Draxler: At Capella University 51% of our learners are people of color. Here is a powerful statistic that really sums it all up: the majority of Capella University alumni are first-generation college students. as you can see, 69% of undergraduates, 59% of our master’s alumni and 63% of doctoral alumni. Here is something we know is true: when someone is the first in their family to earn a degree, they are never the last.

Joe Raleigh: Once they have completed their journey at Capella, our learners go on to do some amazing things. Here are just a few examples. While Amina Abdullah was learning her PhD at Capella in 2012, she saw how important it was to have a strong support network, so she started the PhD Sisters, a supporting networking group for women pursuing their PhDs. What began as a small group at Capella has since then blossomed into an international network with over 1,000 members worldwide.

Annie Draxler: Seth Gillespie earned his PhD in Organization and Management in 2014, and today is a program manager at a company that you may have heard of, Apple. He manages large projects, and one of his recent successes was a rollout of Apple Pay. We are very, very proud to say that one of our alumni is a United States senator. Tammy Duckworth earned her PhD in Human Services at Capella University in 2015, and just last year was elected to the Senate for Illinois. She spoke at her commencement in 2015, and we are going to ask her to come again to commencement in Minneapolis this summer, but she will not be able to make it, because she will soon become the first US senator in history to give birth while in office.

Joe Raleigh: Our learners are at the center of everything we do, and right now we are going to see how that will continue to shape Capella’s strategy and business in the future. Here to walk us through that: Mr Andy Watt.

Capella’s Strategy and Future Business

Andy Watt

Senior Vice President of Post-Secondary Education, Capella Education Company

Imagining the future

Good morning everyone. It is a pleasure to be here. Are you not all so proud, reflecting on all that we have accomplished over the past 25 years? It is just amazing. It is truly remarkable to think about all the lives that we have touched. As we think about the past, which is really important, and take time to reflect on the accomplishments we have had, it is equally important today that we spend a little bit of time talking about the future. I am going to ask all of you to imagine for a few minutes here with me what the future and the next 25 years could look like. I am really thrilled to talk to you about that.

Staying grounded in where we have come from

When we think about the future, it is important to be grounded in where we have come from. I think we have talked a lot about that already today. Obviously, we started as an innovator, as we took on the big challenges of higher education, improving access through an online platform, to bring high-quality adult education to professionals, but we did not stop there. We decided to continue by trying to take on a new challenge, and that was really around learner success. Through a combination of using data and analytics, technology innovations

Capella All Employee Meeting	Friday, February 23rd, 2018

and a tremendous talent and faculty and staff, we built a new ecosystem of support. I am proud to say, we have been able to improve learner success in early cohorts over the last five years by more than 20%.

What has FlexPath done?

Tonia also talked a little bit about this, but our latest effort of using innovation has been to create even greater value for our learners. We set out to establish a new category of degree offerings. We used our competency-based learning expertise, and we built a program that we call FlexPath, using direct assessment. What has it done? It has enabled greater flexibility, greater affordability and greater speed to both learning and career outcome, for both our learners and our employers.

Obviously, innovation has been the vehicle that Capella has used to navigate what is a very dynamic and changing environment. But that all begs the question: what is next? I think it is important for us to stay grounded in the way we always have, and that is using our mission as our guide and our compass, but then looking external, to the market, to our learners and our employers, to understand what are the forces at work.

Where is the future of work going?

I think everybody in this room knows that we have been operating under a strategy of being the most direct path between learning and employment, but that requires us to really understand where the future of work is going. What are employers and professionals going to need in a very dynamic market place? Over the last year or so, we spent a tremendous amount of time actually really diving in there, and I want to talk about some of the forces and implications at work.

Three forces

There are three big forces that are converging right now, that we are all going to be facing going forward.

Human Knowledge

First of all, I want to talk about human knowledge. Human knowledge is growing at an exponential rate. Some researchers think human knowledge is doubling about every 13 months. As recently as World War II, that was estimated to take about 25 years, but there is others who believe that in the not too distant future, human knowledge will double every 12 hours, so the pace of change that is going to be taking place is pretty remarkable.

Technological progress

The second factor is technological progress. I think we all understand the power of technology. This may be the biggest disruptor of what we do and how we do it. We, as an organization, would not exist without the Internet, and that is not that distant of an invention. However, one that I like to refer to, and this came up with my eight- and ten-year old sons the other day was the iPhone. How much has the iPhone changed our lives in just ten years? My sons cannot even fathom a world that does not exist being able to swipe. The amount of impact it has had on how we do our work, how we navigate, how we communicate and socialize is quite mind-boggling, and there are going to be new and technological advances that are going to continue to impact the world of work as we know it.

Capella All Employee Meeting	Friday, February 23rd, 2018

Demographic shifts

The last one is demographic shifts. If you think about demographic shifts, there is a couple of big things happening. First of all, the ageing population is living longer and working later into their careers. There are also new generations that are emerging in the work force, who expect very different things from their career journey. One of the things that they know is that they are not going to have one career that last 30 years, one job in a single organization, like many of their parents or grandparents had.

Implications of these changes

What are the implications that that drives for employers, for professionals, and us as a university and institution? I am not going to go through all of these, there are a lot of forces at play, and I am going to focus on a couple.

Artificial intelligence and automation

First of all, artificial intelligence and automation are going to be a transformational new technological advancement in the coming years. It is already happening. I think a really incredible example of this is self-driving cars and trucks. While not obviously all jobs will become obsolete, all of them will change. In the case of self-driving trucks and cars, taxi-drivers, Uber-drivers, logistics in general, mail-carriers: they will be transformed as a complete work force and industry. The implications of that even more broadly are even unknown and unfathomable at this time. This is coming, and it is going to continue to change the impact of professionals in the work force, and we are going to need to respond to that.

Half-life of skills is shortening

The second thing I want to call out is: the half-life of skills is shortening. Because of these advancements in these pressures, knowledge and half-life of skills is going to get shorter and shorter, and that is actually going to widen the gap between the supply of skilled labor and the demand of skilled labor. Even today, there is a large gap in employers looking for skilled workers that they cannot find.    What does that mean for us? Employers are going to need to take more strategic control over thinking about how to supply and source talent from a very competitive market. They are going to need to be able to recruit, retain, engage, upskill and reskill talent over a career, in order for them to realize their strategic objectives. That is going to be a critical, critical factor indeed, and we are already seeing it today.

Combinations of skills and competencies

The third thing I want to call out here is the notion that the type of skill and the combination of skills and competencies in the future is going to matter a lot. We have done a lot of work over the last year or so with an organization called Burning Glass that aggregates and looks at job and market data. What they can tell you is the combination of skills and competencies matters not only within certain professions, industries and geographies, but actually even specific organizations. A very simple example of that might be somebody who has really strong marketing skills and really strong analytical skills: the power of those two combinations matters a lot in the market place; those inter-personal or inter-disciplinary elements.

Non-degree learning

The final thought I would share is that a non-degree is going to continue to emerge, new credentials and new types of learning, because not all jobs in the supply-demand imbalance is

Capella All Employee Meeting	Friday, February 23rd, 2018

going to require a full four-year degree. Ask our colleagues at Hackbright or DevMountain or RightSkill – they are already addressing new learning solutions that meet the needs of both professionals and employers, to solve what are critical talent gaps in the market place.

How will education evolve?

Then the question is: what do we do with these implications? Frankly, we have to continue doing a lot of what we have been doing, and that is using innovation, but we need to be bolder and moving even faster. How is education going to evolve and change?

First of all, it is going to become more career-long. We need integrated pathways of degree and non-degree learning on a continuum across a learner’s life cycle. We are going to need to be more modularised and shorter bursts. People are going to consume content and learning in shorter, more direct ‘bites’. It is also going to need to continue to become more accessible, more affordable; and we are going to have to continue to make it more personalized to the individual. Finally, I would say it needs to be more applied. We need to integrate learning and work even more profoundly than we have in the past.

What this means for our strategy

With that as a backdrop, I want to talk about what that means for our strategy. We have talked about the most direct path between learning and employment, and now we are moving to extend that to a next-stage vision. That vision is: we want to become a destination for 21st century career-long learning for both professionals and employers. I want to talk about what some of the unique differences of that are.

A transition in mindset

First of all, we have to transition from an education company mindset to an education relationship company mindset. What do I mean by that? I mean we have to develop a relationship with our learner that we are in for the lifetime of their career, and we have to help them navigate the various challenges and dynamics that are going to be changing very frequently under their feet.

Understanding the needs of employers

The second thing is, we are going to have to focus even more critically on understanding the needs of employers and professions. We have to be right at the cusp of where change is happening for them, so we can integrate that into our learning, and design our learning to power people forward and organizations forward.

Understanding careers in more general terms

The third thing is, we are going to have to extend into new adjacencies and new values for our learners and our employers. We are going to have to think about how we get into understanding more about careers and assessment in a more general term, so that we can really strengthen and empower people’s pathways through their career.

Building scale

Finally, we are going to need to build additional scale. Being able to win in this big vision over the next 25 years is going to require an investment capacity and capability, and an innovation capacity and ability that is going to be profound. There is no clear path to this future. It is not going to happen all at the same time in all the same professions. There is going to be different places where it emerges more quickly than others. We need to have the staying power, experiment, innovating, to be there as it unfolds, so we can be the leader.

Capella All Employee Meeting	Friday, February 23rd, 2018

What capabilities do we need?

What capabilities do we need to be able to be successful in this ‘journey’? We already have a really strong degree portfolio that is highly relevant competency-based, and that is an important critical factor, but we are going to need to supplement that over time with other components. We are going to need to add more modularized just-in-time learning to be able to build out this continuum for our learners and our professionals. We are also going to need to tap into the emerging understanding with people analytics and data about careers and about competencies that are needed, so that we can help power and design people’s pathways to their goals and their objectives.

Maintaining learner career fitness

I want you to imagine for a second that we become an organization that allows a learner to keep and maintain their career fitness. Think of us as a Netflix for learning and for career, where we understand so much about who they are and where they want to go, and we are able to generate content, learning that helps them along that pathway, based on what data and market needs we are understanding and assessing. That is a very, very powerful opportunity and future.

How many of us would love to have a partner to help us manage our career in a different and more profound way in this digital age? I think a very Generation One example of that could be as simple as: we have a learner who graduates from our Master in Analytics program; the first thing that happens to them is they get a new job in a new organization where they actually need to learn a new technology to use in analytics, and they could come to us to get access to learn that. Then they progress through their career, and now they are actually leading a team, and their employer want them to develop some new leadership skills: they could come to us for that. Then not too distant after that, they are actually evolving into being a department leader, they are running their function and they need to understand more about finance or strategy: they could come to us for that.    These are really profound and exciting future opportunities for all of us at Capella, both Capella University and some of our colleagues at the other organizations, to solve together.

The employer perspective

I have talked to you a little bit about where professionals could benefit form this future vision, and I also think it is important to talk about it from the employer perspective. Employers are going to have as many challenges as professionals in navigating this future. They are going to be competing for limited supplies of skilled talent, and so they are going to need, like I said before, to recruit, retain, engage and both upskill and reskill talent over time. They need a strategic partner and resource. We see that today in many cases. You saw the UnitedHealth Group example. Retail is another area where today already employers are looking to package learning and a career together in order to recruit talent. Or Sophia, in some of the exciting work that they have done with JetBlue to create a completely new learning path for their employees. We have to be that partner. It is essential that we be that partner, because we are an innovator and that is where we need to go.

Capella All Employee Meeting	Friday, February 23rd, 2018

Four key conclusions

I want to leave you all with four key conclusions from this conversation. First, the world is going to need more of what we do and how we do it. What do I mean by that? If you think about all the pace of change and the dynamics that are going to be happening in the outside world – technology progress, demographic shifts – education is not going away. In fact, we are going to need more of it. It is going to be tremendously advancing and growing in the years to come.

The second thing is, our capabilities have positioned us to lead this next horizon of innovation. Not only are we competency based, and that positions us really strong, but we have strong relationships with employers. We have tremendous expertise. Our schools and our faculty understand the professions that we serve incredibly well. We also have a track record of innovation, and you have heard all of that this morning.

The third thing I want to call out is we have an amazing and talented organization of people. You have seen that today in many different ways. We have smart, passionate, committed people, who do not rest until we achieve our goals and objectives. I have no doubt that this group is up for the next horizon challenge.

Then, finally, the Strayer merger. I am particularly excited about the Strayer merger, because I know in order to realize something this bold and something this big, we are going to need the capacity and capability of a larger organization. The great thing about Strayer is they have a shared vision. They bring unique and different capabilities to the table than we do, but the combination of those two is going to position us to win in this longer future.

‘What is in this for me?’

You may be all asking, ‘What is in this for me?’ First of all, change. We are going to all need to change. I think you have heard that theme already today. We are going to need to continue to adapt and adjust and work to meet the market where it is going. The second thing is, it is going to create tremendous opportunity. I have been here for almost 16 years at Capella, and I have always been excited, and I have stayed because there is always a new challenge and always a new opportunity. This certainly with a bold vision like this presents all of us with opportunity.

Then the third thing is making an impact. We all love to work here because we make an impact. I am so confident that our ability to make an impact going forward is going to become even more profound, and actually it is going to be even more needed, based on where the economy is going in this country.

We can change the world

With that, I want to leave you all by saying ‘thank you.’ Thank you for your commitment, thank you for all of your hard work, thank you for getting us this far. There is no doubt that a small group of committed professionals and people can change the world. We have done that in the last 25 years and I have no doubt we are going to do it in the next 25, so thank you.

Niquila Hall[?]: Hello everyone. Thank you Andy. My name is Niquila Hall. I am a project manager in OPUCS[?], and I have been here at Capella for 12 years. Capella has always been an innovator and a leader in education. We broke new ground in learning technology, student support and in our approach to competency-based education, and we have been

Capella All Employee Meeting	Friday, February 23rd, 2018

recognized over and over again for being an innovator. That kind of innovation continues. Right now at Capella, teams across the organization are finding better solutions and doing things in new ways. For example, in the Concept to Launch project, we are reimagining the ways we develop academic offerings and bring them to market. Our learner success efforts are an ongoing project to think differently about how to support our learners and build programs. With Atlas, we are finding new and inventive ways to develop courses and curriculum for our learners.

Tracy Smith[?]: Hi, I am Tracy Smith from Information Technology, and I have been at Capella for 14 years. If there is one thing that has really cemented our standing as an education innovator, it is FlexPath. Here is a few facts and figures about FlexPath. Just a little over a year ago in March of 2017, we reached the milestone of 1,000 FlexPath graduates. Just eight short months later, in November of that same year, we reached 2,000 FlexPath graduates. As Tonia mentioned earlier, we are on track to reach 2,500 FlexPath graduates at the end of this month: an even bigger statistic, so got to give that a round!

Another fun fact: does anyone know what BBAY stands for? I had to bring it up. BBAY stands for borrower based academic year. Do not worry, I am not going to try to explain how it works. It is really, really complex, and it is what allows our FlexPath learners to get financial aid. Implementing BBAY was a tremendous behind-the-scenes effort that involved many teams. It is that kind of work that is not very glamorous for those of you that were involved, but it is something that is really what enabled us to deliver the FlexPath product. Not only was FlexPath itself innovative, but we had to be innovative in making it operational. FlexPath was possible for two very important reasons. The first reason is that we looked at our strengths, we listened to our learners and we thought differently about new ways to help them achieve their goals.

Kim Pearce: Hi, I am Kim Pearce in Academic Affairs, and I have been at Capella for almost 15 years now. The second reason FlexPath was possible was because of the very, very strong tradition of quality and integrity that we have worked so hard to earn. When we first formed the ideas that would eventually become FlexPath, we began working to obtain approvals from our external stakeholders. Our task was a lot easier because of the strong trust and confidence that they already had in us. In other words, our commitment to quality has earned us the freedom to innovate in ways that most colleges and universities cannot even imagine.

Thanks to our reputation for quality and integrity, and to the great work of our Government Affairs team, our Accreditation team and many leaders and others across the organization, we are in a position to positively influence the national conversation about innovation for adult learners. Here are just a few examples. We have been asked more than once to testify on education innovation before Congress, where we talked about FlexPath, DevMountain and Hackbright Academy. We were invited by the White House and the Education Department to present at a higher education innovation meeting at Georgetown University. The Higher Learning Commission, with support from the Lumina Foundation, included us in a group of only ten institutions to be part of their Innovation Zone, which is a project to improve the way HLC works with their 1,200 member institutions.

The quality of our programs has been paramount from the very first day, and this is validated by the many accreditations, designations and recognitions that we have earned over the

Capella All Employee Meeting	Friday, February 23rd, 2018

years, from KPREP[?] and CCNE to ABET, ACBSP and NCAT[?]. There is a lot more that I can say, but each one of those is the testament to the expertise and hard work of our faculty, academic leadership and lots of folks in this room. I am very proud today to announce the newest of our accreditations. We just learned about it last week. You all are the first recipients of a public announcement. Our Master of Social Work program received accreditation from the Council of Social Work Education. This is a major milestone for that program, and having a CSWE-accredited degree is critically important to the social work professionals. This accreditation positions Capella University as a significant presence in social work education. Congratulations to faculty chair Brian Christenson, the multiple teams who have worked for over five years to build this program and earn this accreditation: well done.

Tracy Smith: Quality and innovation are fundamental at Capella, and they are fundamental at Strayer too. Right now we have a panel of Capella leaders to talk to us about the merger, the integration process and lots more. To get that started, please welcome Steve Polacek.

Integration of Capella and Strayer

Steve Polacek

Senior Vice President and Chief Financial Officer, Capella Education Company

Introductory remarks

Morning everybody. You probably noticed I have the same shirt as Andy Watt does. Last night, as my wife was laying out my clothes, she says, ‘Alison, Andy’s wife, does this all the time for him, and that is why he looks so good during the week,’ and she said, ‘You do not want to get upstaged by Andy, so make sure you wear the same thing he does, but wear brown pants rather than black pants.’

I am going to talk a little bit about integration. I have the fortunate position to be the Capella CFO for the last eight years, and it seems like I am the newbie on the stage today. Then I am also involved in the integration efforts between Strayer and Capella, and I will be continuing that role post-merger as well.

What is going on with the integration

Before we get into bringing up some of the individuals who are going to be joining me on a Q&A session relating to the integration, as well as going through a timeline, I want to lay out three things that I am sure are on your mind: what is going on with the integration, how is it going this far, when are we going to hear more about it, besides the monthly communications that we are trying to get out?

Duplication of resources

I want to maybe ground you in three things we are looking at on how we are going to extract value for the combination of the two holding companies. Right now, because we are two public companies with two public company boards, two CEOs and two CFOs, the first thing look at is you have duplication of resources, so you do not need those, you do not need two CFOs like myself and Dan Jackson.

Capella All Employee Meeting	Friday, February 23rd, 2018

Sharing best practice

The second thing you need to think about, which is really exciting for all of us, is how are we going to share best practices, particularly between our two universities that are extremely high quality, who have regional accreditors that are different – the Middle States versus the Higher Learning Commission – that are going to remain independent, but because we are going to be under the same corporate umbrella, we are going to have a significant opportunity to go ahead and share best practices and learn from each other.

I am sure everyone in your department, when you heard the announcement – because I was getting people coming to my door, saying, ‘Can I talk to So and So from Strayer because I want to learn what they are doing here and here and here?’ Please be patient: there will be plenty of time for that. We are starting to do that particular process. I can tell you, our teams are extremely excited of sharing what we do and learning from others. That is the second area.

How to create the new education company of the future?

The third is a lot what we have been talking about today, and that is: how are we going to create the new education company of the future? A lot of the things that Andy talked about in his presentation relating to a future vision. If you take these two organizations that are innovators in higher education, high-quality institutions with great leadership across the board and a great faculty employee base, what can we do together to create a totally new environment, a totally different thing that is going to be great for our learners, faculty and staff? That is what I think everybody is going to get excited about.

Timeframe for the merger

Let us talk a little bit about the timeframe that we are looking at for the merger.    There are various[?] phases, and I am sure there is a lot that has been going on in the back of the scenes. We started this process late last Fall, the December timeframe, but in the last couple of months we really focused in really getting our teams assembled, and that is including both teams from the Strayer side as well as the Capella side – the leaders that are related to a lot of our administrative functions, so things such as human resources, legal, finance, marketing, IT, public relations and communications – so that we can go ahead and learn from each other what we are doing, how we go ahead and serve our learners, how we go ahead and support our faculty and other people who support our learners.

Early planning for the integration

We have been getting used to each other, understanding our differences of how our business models work; it has been really fine to work with the other side. At the same time as we were looking at the planning for the integration and learning about it, with the same parallel path, we were preparing both Capella and Strayer for a review from the Higher Learning Commission. As part of the approval process, in order to have the merger occur, we need to approval from the Higher Learning Commission because of the change in ownership of Capella University. We had a site visit last week at Strayer on Thursday and Friday, and so we are making sure that we are doing that at the same time as we are preparing for our merger.

Moving into a more detailed planning phase

Now we are moving into more of a detailed planning phase. There, we are getting a lot more data-sharing, a lot more analysis. We are sharing how we do things and getting ready for

Capella All Employee Meeting	Friday, February 23rd, 2018

how we are going to work together.    Part of that is going to be: there is a lot of interdependencies. If you think about, at Capella, how much do we rely on IT; how much do our admissions counsellors rely on the leads and the enquiries that are coming from marketing. We need to make sure that as we take these individual functions, that they realize that not only do they have to look at what is going to make their combined piece efficient, but how are they going to go ahead and continue to support in a high-quality way our internal customers. It is very, very critical to do that.

We are going to be going ahead and having progress reviews with executive leadership. We have established a steering committee with top leaders both at Capella and Strayer. On that steering committee is myself and Dan Jackson, the respective CFOs, and Kevin Gilligan and Karl McDonnell, the respective CEOs. We are meeting on a bi-weekly basis to go over plans, how things are working, making sure that it is going to be the best it can be going forward.

Final stages

The final stage before we get to the actual closing, which we expect to be some time in the third quarter, is looking at making sure that we are ready to do that sort of cutover. Our goal is to do no harm to any learners, faculty or staff, and make sure that we have the processes and disciplines in place to make it an effective transition.

That is a high-level view. This is not going to happen over night. When the merger happens, in some cases integration planning just begins, because if you are going to go ahead and take the best practices and innovations that we have been able to do in our respective universities, it does not happen over night. It may take months. It might even take years. Think about the story on FlexPath: a really great innovation that started a number of years ago that today, we are finally really getting our speed and getting all those graduates.

I am going to have three of our leaders join me up on stage and we are going have a little Q&A relating to some integration planning. Joining me is going to be Loren Brown, our Chief Information Officer; Mary Miller, the Chief Marketing Officer for Capella; and Constance St. Germain, the Chief Academic Officer for Capella University.

Q&A

Steven Polacek: Maybe the first question I would have is maybe for you, Constance. Maybe talk a little about the HLC process that I referred to that we are going through? Maybe if you could explain to the group here and online what that process means and how we are going through that?

Constance St. Germain: Sure. As you mentioned, we need a HLC’s approval for the merger. I think it is really important to remember we have a very good relationship, a very strong relationship with the Higher Learning Commission and they have been wonderful partners to us throughout the years in supporting our innovation and our ideas and our mission, as an institution. We have been in constant communication with them. We filed our application for the change of control with them back in December.

Last week, leaders from Capella University and Strayer University met with members from the Higher Learning Commission at the Strayer campus in Herndon, Virginia. We were really excited about being given the opportunity to discuss with them the benefits of the merger and

Capella All Employee Meeting	Friday, February 23rd, 2018

answer any questions that they might have. Going forward, the Higher Learning Commission has a very prescribed process. We just plan to continue with their process and work through it.

Steven Polacek: Great. Thank you. Loren, I think you were starting to work on merger integration with your team and the Strayer IT teams pretty much right after the announcement – I would say in early November.

Loren Brown: November.

Steven Polacek: What is the biggest surprise that has come up so far, as you gone through the discussions?

Loren Brown: Yes. I think the biggest surprise is just the magnitude of the opportunity that we see. You mentioned some of the best practice sharing before. I think it is natural to think that the universities are relatively the same size, they serve a similar demographic, so we would approach things the same way and create the same capabilities.

However, what we are finding through a series of discovery sessions, where we look at things like how we do course design or how we do things in the campus and, of course, from environments, is that both sides have created some really amazing capabilities that are very different and unique, and there is this fabulous opportunity to take those and harvest those for the combined companies. I am really excited about that great.

Steven Polacek: Great. Mary, so as we are looking to continue the growth that we have had in both Strayer as well as Capella, how are you thinking about it from the sort of a combined marketing organization? How is that sort of unfolding and what do you see the future of that being?

Mary Miller: It is really too early to tell. Our first priority is delivering our plan. However, I just spent two days with my counterpart at Strayer and the ideas were flying. We have so much to learn from each other, whether it is leveraging technology and data differently or building next degree programs between our two universities or, one of my favorites, I cannot wait to get in and start building Capella awareness and more professional credibility by leveraging the Strayer campuses.

Steven Polacek: Great. This all sounds real positive. What is keeping each of you up at night? What are you concerned about? Constance?

Dr. Constance St. Germain: It is a good question. I would say what keeps me up at night is while the institutions are remaining separate and true to their course, there will be change going around in the supporting functions.

To Andy’s earlier point, Capella has a really long history, right, of being change agents and disruptors and innovators in higher education. I think it is really important that everybody hold that history in the forefront of their mind, as things continue to evolve, and embrace those values.

Steven Polacek: Good. Loren?

Loren Brown: For me, I would say it is two things. One is that as we go through this process, we need to stay focused on producing great outcomes for our learners. We do not want to get distracted. That is a really important thing.

Capella All Employee Meeting	Friday, February 23rd, 2018

However, I think the other thing is that human nature is that both sides – both parties, Strayer and Capella – will look at it and say, ‘This is the way we have always done it. We just need to convince them to do it our way.’ That is the wrong way to look at this. We need to shift to what will be best for the future organization. As we start to move that mindset, that will help a lot.

Steven Polacek: Good.

Mary Miller: There is this tension between making smart decisions and making them fast. This creates ambiguity, which can be a real challenge to work through. However, since we do have the integration process in place, I think if we can work the process and adapt as needed, I think we are going to be up to the challenge.

Steven Polacek: Good. The final question for the group is we have we have all had, in our careers, significant experience led into organizations we worked with or were associated with. They went through some significant transformation, no different than we are going to be going through and are going through on the merger integration and eventually putting the two businesses together and managing and going forward. As you think about it, what advice would you have to everybody as they are going through this process?

Dr. Constance St. Germain: I would say just acknowledge that change is uncomfortable, right? People are creatures of habit. I think, though, it is important to remember that change can be really positive. It gets you out of your comfort zone. It makes you more agile and flexible. It also helps you grow, as a person.

I am not trying to be Pollyanna-ish, but I have seen numerous instances here where teams and individuals at Capella have really come together to solve a challenge. I see the excitement, right, and the energy that comes from that. My advice would be to hold on to that and really embrace that change and just have fun because change can be exciting.

Steven Polacek: Great.

Loren Brown: To build on that a little bit, I would say take a global view. As Andy mentioned in his comments, the world needs more of what we do and how we do it. There will be ambiguity. There will be some tough things that we have to do along the way. However, look for stretch assignments and expansion of roles where you can embrace the change and help shape the future.

Steven Polacek: Good. Mary?

Mary Miller: Same theme. There are some amazing opportunities before us. A lot of change. If you look at change and look to how change can help you with your own personal development, I think you are going to be amazed at what you learn over the next months and years.

Steven Polacek: Let me answer my own sort of question on this. I always think about when you are when you are going through these sort of challenging times – a lot of uncertainty, a lot of ambiguity – to think about what is the objective that the organization or yourself is trying to achieve.

I think back to the twin stars of the Capella that is on our shield. There are two things that come to mind. One is always think about what is the best for the learner. If we are making decisions about changing processes that we do or working with Strayer and how we do that, always put that in the forefront. I do not think that you could ever lose when you do that.

Capella All Employee Meeting	Friday, February 23rd, 2018

The second is that think about how you can be a catalyst to create this new combined company that is going to be the envy of higher education in the United States. If you keep those two things in mind, let it be the Capella Dual Star or your North Star, if you are here from Minnesota, I think that is the way I would look at it.

I want to thank the panel for answering the questions.

Loren Brown: Thank you.

Dr. Constance St. Germain: Thank you.

Strayer University Culture and People

Steven Polacek

Senior VP and CFO, Capella Education Company

Video on Strayer University

I am sure you are all wondering, you have heard a lot about how we are working together with Strayer and what the great opportunities are going to be. You are probably thinking, ‘What is it like to work at Strayer? What are the people like? What is the culture like? Are they like us? Are they different?’ I have a short video that I think will answer some of those questions.

Strayer video

I’m Chelcy Walker, I’m the Social Media Specialist on the Corporate Communications team. So if you’re anything like me, you’re probably at least a little bit curious about what Strayer is like. And there’s really only so much you can figure out by stalking them on their website and their social media. Let’s be real, we’ve all done this. So I’m actually gonna go out to Strayer, I’m going to meet with some of the folks there, I’m going to take a look at their headquarters, and then just report back on what I find out. So stay tuned, I’m headed out to Herndon, Virginia. So I just got here, got a couple different meetings set up to chat with some folks. Here we go! So I would describe Strayer’s culture as being extremely student-focused. So the first thing we care about is our students and their success. Everyone is really encouraged to be curious, be innovative, speak up if you have new ideas, ask questions. We are obssessed with getting better, so I’ll say we’re never complacent, we always want to figure out the next best thing, we want to see around corners, as Jack says. Can you share a little bit about how you would describe Strayer’s culture? I would describe it as a family culture. At our campuses, they’re very small, so we work as like a close-knit group, and we all collaborate, we pool our talents together, and we just, we get the job done. Our view is some version of, too many organizations sit around and try and come up with 100% solution, and the truth is, nobody actually knows what is actually gonna work, and we’re much more of a doing-and-learning type organization. One of the things that I like about it is the fact that there’s always something happening at Strayer, you know, this is a good vibe, very family-oriented, friendly, and you know, so, it gives you a kick to come to work every day because it’s a good atmosphere to work in. A Strayer tradition that I appreciate is the open-door policy, right, you can literally walk into any manager’s office, you know, talk about stuff that you’re going through, talk about stuff that you’re currently working on, it’s such a unique

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space that I can even walk into our CEO’s office, Karl, and challenge him to a game of ping pong, and he will come downstairs and actually play ping pong. I’m one of the best ping pong players, you know, exactly, because Karl will be like, “no he’s not” Karl will see this, he will laugh, and like, “no he’s not.” I think we make, our work, makes an impact on the students because we’re helping them achieve their educational goals which in return helps them provide better for their family, it helps them create a better future for themselves. Well I know our work makes an impact because we see it come to life everyday in our students. So whether it’s hearing from a student at our graduation that they’ve been promoted, or watching them shake Jack Welch’s hand at graduation, we see their lives transform. I’ve had the privilege of not just seeing our students say thank you, but then seeing their family say thank you for what you’ve done for my dad, or for my mom. It just doesn’t get any better than that. I tend to have insight because I’m also a student here, so I get to see the end product of what the university does, like, you know, I get to see the success coaches, you know, all the effort they make to make sure you register, and you open your classes, you graduate, so it’s a very good insight and that’s really really makes you see the value of Strayer. For those that work at Capella, I would want them to know about Strayer that we all, doesn’t matter who works at corporate, who works at campuses, we all work as a team, we all look out for each other and pick up each other’s slack because at the end of the day, it’s the student that matters and we’re helping the student become better at what they do. We have a very dynamic environment, things are always happening here, if it’s a place where you love to do things, try new things, learn, you know, that’s what Strayer is about, you’ll definitely find it here, because it is a place where people come together with the same goal of creating something that’s actually benefits people. I would love Capella folks to know that we are super, super excited about this merger, very, very excited — can’t wait to meet everybody, can’t wait to collaborate with everyone. I’ve been with Strayer now for almost 8 years, and Capella is an organization that I’ve always admired from afar, so I want to learn about FlexPath, I want to see, and learn, and grow, and help transform lives with you, I couldn’t be more excited, and I’m a big fan of Minneapolis and Minnesota. I’ve met some of my counterparts there, and I’ve gone out there, everyone’s just so nice! We have faculty that have worked at Capella, I have students that have gone to Capella, and all the positive feedback that we get about the classroom experience and what it’s like, and just, and the innovation, I’m just super excited to learn and collaborate with folks to figure out how we can take the best of both worlds and make it better. It would be really cool at Capella to know that Jack Welch is really excited about it. So when the announcement came out and Jack talked to us about it, he just talked about what a great program it is and how great it’s gonna be for both entities to come together and we see so much synergy between the two. He’s encouraging us, as soon as we’re able, to sit at the table and figure out how we can get every brain in the game and how we can make our experience better for our students and learn from everyone there, so, very excited. So now that I’m home I wanted to share my top three takeaways with you guys. #1: in almost every conversation I had with someone from Strayer, they talked about how the learner is the focus. They seem like they have a really learner-centered culture. Alright, #2: the folks at Strayer seem genuinely excited about a future with Capella. They talked about how this merger feels like a great fit, and they’re just optimistic about the future. And #3: I came away from my time at Strayer with some light reading...It says here, “no other management book will every be needed.” One stop shop, right here. Thanks for following along, I hope it was helpful. You’ll find me in my cube.

Great effort by the teams for planning the event

Yes. All right. We are on the home stretch. In just a minute, we are going to have a CEO panel. We will have Kevin Gilligan, the CEO of Capella, and Karl McDonnell, the CEO at Strayer and the future CEO of Strategic Education, and I am the CEO of this meeting. There will be three CEOs together.

Like most CEOs, I do not do a lot of work. However, there is a team that does do a lot of work to put this meeting on and I need to thank them. Jessica Ahlborn, I see you back there;

Capella All Employee Meeting	Friday, February 23rd, 2018

Jessica and the Events team. We have a world-class Events team. I am going to name a lot of people. It is going to be like the Oscars, so we do not clap every time. I should have said that.

Becky Polster is amazing. Tim Woessner scripted all of this. Anything that you liked, Tim wrote. Alicia Amling, thank you for your leadership. Chelsea, you are a star. Linda, putting together the singers. Thank you for that. That was really awesome.

All the Marketing team, they put together that incredible video. They did the signage. This was not budgeted, right? We came crashing in at the last minute and said, ‘We need help with all these things.’ All the volunteers who helped everybody get over here safely. Please give everybody a round of applause.

Panel Discussion

Steven Polacek: Kevin, let me start with you. Take the organization back to April or August-September-October when we were thinking about this merger. From your seat, why was this a good idea and why did this make sense?

Kevin Gilligan: Yes. I would say contrary to what you said, I actually do work. A big responsibility that I have is to work with our Board to set a strategy for the future. In my role, I am in a constant dialogue with the Board about the external environment and how we should be responding to it.

As we went through those conversations last year, I would say it became increasingly clear to me and to the Board that over time, over the long term, greater scale is going to be important to be able to realize our vision, for a lot of the reasons that Andy went through around the future of work.

We were also looking at the competitive environment. With the emergence of what I will call nationally branded universities – Southern, New Hampshire, Arizona State, Purdue, Kaplan – it was clear that greater scale was going to be required over time. Then, the question was what is the best path for that?

There were two paths for Capella. The first was we could invest organically. That was a viable path. The challenge with that path is it would take a long time to get to the kind of student base or learner base that would give us the kind of benefits of scale that we thought we need. The other was a merger. As a practical matter, there was only one other institution that we would ever consider merging with and that was Strayer.

And we did not know whether we could actually pull this off, but at the end of the day, our conclusion was that if we could take the two institutions that are the very best at serving working adults and put them together and create a twenty-first century university, an education company that could meet the emerging needs at scale, it would be a great thing. We could have a greater impact on the world because that is that is what we are here for. It is to have impacts. That was the sort of the backdrop.

Steven Polacek: Karl, the Leadership team met you the day that we announced the merger. You came out. Since then, you have been out a lot. I know that we have had a lot of people out of the Strayer offices. What have been your observations of Capella so far?

Capella All Employee Meeting	Friday, February 23rd, 2018

Karl McDonnell: Before I answer that, can I make two quick points?

Steven Polacek: Yes.

Karl McDonnell: First, on behalf of the entire Strayer organization, let me just congratulate you guys on your twenty-fifth anniversary. You have a lot to be proud of. We have been big admirers of yours for a long time. Congratulations. Point one. Point two is I actually do beat Patrick in ping pong. That is the truth. Brian and Dan can vouch for me.

Sorry. Your question. There is certainly one word that kind of sums up my view of Capella which is impressive. Everywhere I go, there are very smart people here, very talented, very energetic, very curious about the future. I had that hunch of watching from afar. However, having been here and met everyone, it is just an incredibly impressive organization and easy to see why you have been so successful for the last 25 years.

Steven Polacek: Capella is impressive. Strayer is impressive. We are both wonderful. This merger ought to be just very easy, right? Green lights through town. No problems.

Karl McDonnell: Now, I cannot say it is going to be easy. Nothing is easy, really. It is going to be a once-in-a-lifetime opportunity to create something great is my view. Our shared goal is to just build the most innovative education company in the world.

Andy’s slides were spot on. We need to insert ourselves sort of right in the middle between jobs and skills and individuals and help people just get a greater level of professional success. We focus, at Strayer, a lot on economic mobility – the idea that you can help people progress through the various stages of income in the United States and that is why we exist. It is not going to be easy. It will be challenging. We are going to do it together, collaboratively.

Steven Polacek: Kevin, you have had ten years at Capella and 30 years, before that, at Honeywell. On Andy’s changing workforce slide, we know where Kevin falls.

Kevin Gilligan: All right. This is like two insults. I am still the CEO.

Steven Polacek: Sorry. We are both CEOs. I am the meeting CEO.

Kevin Gilligan: Okay.

Steven Polacek: At Honeywell, you did the AlliedSignal merger, a merger of equals.    You had an attempted merger with GE, which got some of the most attention of any merger ever. What did you learn from those experiences and how does that shape your thinking, coming into this merger?

Kevin Gilligan: Yes. Actually, those are great experiences. A lot of learning. I guess I would say if you want to have a successful merger, you need to have two things. You have to have cultural alignment, right? Your core value systems and what you believe in have to be aligned or it does not work. I do not care how much efficiency you create. I would say the second is you have to have a shared sense of the future – what does the future look like and how do you want to position yourself.

When I first began the dialogue with Karl and his senior team, we spent a lot of time on those topics. Once it became clear, I think to both of us, that there was a strong culture. We are not exactly the same in everything. However, at the core, we believe if you put the learner first, the rest will take care of itself, in many respects, and the shared sense of the future.

Capella All Employee Meeting	Friday, February 23rd, 2018

Then, I think we are excited about the possibilities. There was still a lot of work to be done to see whether we could actually get to a successful merger agreement. However, I think early on, we both got excited that there is really compatibility here. I would just say based on my past experience, if you have that, you have a foundation to build on.

Karl McDonnell: Can I just make a point on that?

Steven Polacek: Yes.

Karl McDonnell: Culture, to me, is everything. In fact, I would go so far as to say a more accurate description of my role is Chief Cultural Officer, as opposed to Chief Executive Officer. We are coming to this merger with a great sense of humility. We make no assumptions that we are better in any way. I am sure in some cases, we may be.

Steven Polacek: Yes.

Kevin Gilligan: Do we have a ping pong team? You are not better at singing.

Karl McDonnell: No, we would not be better in singing. We honestly want to have a culture that embraces the best of both of these organizations. We are innovators today. You are innovators. The opportunity in front of us – I cannot sort of emphasize that enough – is so great. However, it will not work if we do not come together and sort of cement a good culture that represents the best of both organizations.

Kevin Gilligan: I would just add that all kidding aside, Strayer is better at Capella at a number of really important things. I think we are probably better at some others. That is the power here. It is not just that okay, ‘We are going to put these two together and we are going to eliminate some corporate redundancy and save some money.’

It is about the combined capabilities and the combine scale that opens up endless possibilities of what we could do, neither of which we could do on our own, but together, we could do in a way that really redefines our education. That is the game we are playing. That is the end game. That is the thing that everyone should be excited.

Steven Polacek: There will be. Steve talked about duplication. There will be overlap. That, in some cases, will mean jobs. That is a tough thing to go through. How should the team be thinking about that, for either one of you?

Karl McDonnell: You are right, it is tough. You wished you could avoid it. However, it is just a necessary part of bringing two organizations together. Some of it, as Steve said, is redundant overhead at the very senior levels, including not having multiple boards of directors. However, for individuals impacted – and the reality is, first, that there are going to be positions impacted at Strayer in Herndon and there is going to be positions impacted at Capella.

We want to try to minimize the overall impact. We want to treat people with respect and with empathy and do everything that we can do to take care of them. We will try our best to communicate as regularly and as candidly and as openly as we can. The reality is we need a few more weeks before we are going to be at that point –

Steven Polacek: Yes.

Karl McDonnell: – likely the end of March or even possibly the first part of April. However, at that point, we will communicate everything that we know and why we made the decisions that we made. We will try to manage this as well as we can.

Capella All Employee Meeting	Friday, February 23rd, 2018

Kevin Gilligan: Yes, 100%.

Karl McDonnell: Yes.

Steven Polacek: Karl, I think the most important thing that the team can hear from you how do you think about a vision for Strategic Education Company?

Karl McDonnell: Yes. I think a lot of it is what Andy touched on in his presentation, which, ironically, is what we have learned about each other while we were sort of dating – as companies. Flirting initially, and then dating.

We thought very similarly about the world. The world is changing. We are going to be more digital, not less, moving forward. We are going to be faster. There is going to be more competition. In every scenario, we could imagine we were going to be stronger together than trying to compete separately.

We do not know every single initiative that we are ultimately going to pursue. However, thematically, nothing is going to change. The vision is going to be to be the most innovative education company that focuses on ways to help people achieve career success, be that at a degree level or a sub-degree level or with credentials that we cannot even think of today, and do that with as much speed and agility as possible so that we can sort of create this change on our terms and not just sort of react to the world around us.

I think the punchline is thematically, nothing is going to change. Are there going to be specific initiatives that we will trade in and out of? Of course.

Steven Polacek: Yes.

Karl McDonnell: However, you would have done that on your own anyway –

Steven Polacek: Yes.

Karl McDonnell: – aside from a merger. We will do that as collaboratively as we can.

Steven Polacek: The last question. I hope most people in the audience are looking at this saying, What I have heard today is a really compelling thing. It is exciting to be a part of. However, what does it mean? What does this merger and this integration mean for me, personally? We cannot answer that for everybody, but how should people think about that question? Either one of you.

Karl McDonnell: If you are interested in everything that we just talked about, this is a huge opportunity. I know that Capella is a meritocracy of ideas. Strayer is a meritocracy of ideas. Help us figure it out. We are not going to have all the answers. We are going to need everybody’s eyes and ears focused on both opportunities and challenges. We want to hear from people.    We want suggestions. We want to ideas. The more collaborative we can work together, the more we are going to be successful, moving forward.

Steven Polacek: Okay.

Kevin Gilligan: Yes. I would just add, ‘Embrace it.’ I think for most of you, this is the be a once-in-a-lifetime opportunity to go through something like this and to be building something that is going to be so significant and so special. I would say embrace it. You will learn. You will grow. You will develop. You will be proud of it, at the end of the day. That will be my by advice to people.

Capella All Employee Meeting	Friday, February 23rd, 2018

Steven Polacek: The last thing that I would say is as we move towards, hopefully, the completion of this merger in Q3 of this year, we are committed to communicating as clearly and transparently as we can throughout that process. Please join me in thanking Kevin and Karl.

We have heard from our colleagues about how Capella’s history and how we innovate, and we have heard about our learners. Now, we want to hear from some colleagues about everybody watching online and everybody in the room today, our amazing team. Please welcome Jennifer Commodore, Addie Mae Ploncinsky, and Garth Kemerling.

Capella University Culture and People: Faculty

Garth Kemerling

Core Faculty, Division of Arts & Sciences, Capella University

The commitment of our faculty makes Capella a special place to be

Hello, folks. I am Garth Kemerling, a core faculty in the Division of Arts and Sciences. I have been with Capella for 13 years. Thank you.

We have heard a lot today about where we have been, what we are accomplishing now and where we are headed in the future. However, make no mistake, none of that would happen without the hard work and dedication of everyone here and everyone joining us online, among whom, I would like to send a special shout out to my colleagues, faculty of Capella University. Most of them are just remote.

Fellow faculty members, you work so hard. You mentor our learners in guided path classes, in FlexPath classes, in residencies. You support and encourage them every step of the way. You read their work and assess its quality. You provide each learner with the kind of feedback that puts her or him directly on the path for future success, for personal growth, for lifelong learning, and for professional success. Thank you.

To everyone not only those remotely, but those proximately here today as well, to all of you, recognize the value of what you do. It is your commitment to our learners, to each other on your teams, to our entire community and organization. It is that commitment that makes Capella a very special place to be.

We know that that works. We know what matters for our joint work together in providing successful opportunities for our learners. That is not just true of the university, it is true across the entire organization. We know that our friends and colleagues at DevMountain and Hackbright Academy and the people working in our non-degree programs all contribute to that effort as well. Let us meet a few of them and hear about the work that they do.

Hackbright / Dev Mountain / Non-Degree team video

Hackbright culture is unique. We’re hard workers, we’re very driven, and we’re driven by the mission, we believe in our mission, and it’s what propels us forward and that keeps us excited every day. We’re lucky enough to have a really great hashtag, #ChangeTheRatio, so I think that really speaks clearly to what we’re what type of impact we’re trying to make. Everyday

Capella All Employee Meeting	Friday, February 23rd, 2018

there is something that makes me proud to work at Hackbright. It’s mostly just women getting jobs. That’s what makes me proud to work at Hackbright. The impact is so tangible at Hackbright, you get to see because our mission is to change the ratio, it’s not just to educate women in tech, it’s really to help them start their careers. So we wait, we all wait with bated breath until we see our students, our advisees, get their first job as software engineers. One of my favorite things of being at Hackbright is the fact that everyone here is so friendly and empowering, everyone is very supportive, and I’ve never been in a more fun learning environment. I would love to be an engineer, working on tools for other people in the company, if I can be on a team that helps support other functions in the company, that would be awesome. In 2018, I’m really excited that we’re moving to the South Bay. Really really nice to be able to see women are just like waiting for us to be able to move to their neighborhoods.

I think that the work that Dev Mountain is doing is important on a couple of fronts. On the one hand, we’re kind of a source of talent for the tech community which just allows for the development and advancement of technology but then on the other hand, I think that Dev Mountain’s work is really important on an individual basis. The changes that people can make in their lives as a result of acquiring an education and getting skills is enormous. It’s very fast-paced, it’s really intense, and if you can do that then it’s invaluable. You can then go out into the work field and know that I’m a good independent learner, I’m good at learning quickly, I can assimilate a lot of knowledge very quickly that builds a lot of confidence when you’re out in the workplace and you’re having to do that on the job. I see a big impact in students’ lives, especially family lives. I remember Sarah from DM 7, she was a single mom and having a few conversations where she was just like, “this is my last resort, because I’m working multiple jobs, I barely get to see my kid,” being able to like, encourage her and support her through making that change and then leave, and she was able to get a job in short order and she was able to go down to a single job, so that she can spend time with her kid. I know money’s not everything, but when you’re able to support your family that’s huge, and it’s liberating, and it’s exciting. It feels awesome to do something really hard, and pull it off, it’s empowering. I think one of the most exciting things about the future of Dev Mountain is, a lot of it is actually tied up with Capella. I think it also is a sign of where the bootcamp industry is going as a whole. I think Dev Mountain plays a really important role in where that goes, and it’ll be really interesting to be a part of, and ideally, strategically manage our way through that as well.

Our work in the non-degree space is important because our efforts are extending the value of Capella into spaces beyond the university degree and it’s really important to think about the value that creates for employers as customers, particularly as Capella as a company is trying to find ways to create the most direct path between learning and employment, really understanding the needs of employers as customers is critical. And I think we’re really uncovering some value there. The work we’re doing in the non-degree space is important because we’re making an impact in people’s lives. Whether it’s getting upskilled into a new role with RightSkill, or getting college credit through Sophia or getting a new type of role through Capella Applied Leadership Series we’re truly making an impact in the short term of

Capella All Employee Meeting	Friday, February 23rd, 2018

someone’s life. 2017 was another solid year for us at Sophia. We had the most learners we’ve ever had, the most registrations we’ve ever had, the best revenue we’ve ever had, and the most completions that we’ve had. Probably the thing we’re most proud of is, there was a time in June, where we’d reached our 20,000th learner that we’ve every registered, and by the way, in January, we also reached 25,000, so we’re focused on growth and that’s continuing. So thinking about what’s next for our team, actually the most recent thing that we’ve done is combine the efforts of the teams that were individually pursuing the RightSkill opportunity, the Capella Applied Leadership opportunity, and the Sophia opportunity, into one cohesive team. I think what’s exciting about that is that we can finally create one cohesive non-degree strategy for Capella to really approach that broader value of employers as customers across a much bigger portfolio. I’d say one of he most important takeaways about the non-degree efforts is that they’re actually still early stage, we don’t have all the answers yet but we’re learning, we’re refining, we’re really trying to uncover that opportunity so while we’re still small, we think that through our focused efforts we’ll be able to create an outside impact on Capella’s strategy to approach the future of work, and ultimately the learning within it.

Capella University Culture and People: Volunteer Work

Addie May Ploncinsky

Senior Representative, Records & Enrolment Management, Capella University

Caring about our communities

C3 and Together for Good initiatives

Hi. I am Addie Mae Ploncinsky from Records Processing and I have been at Capella for eight and a half years. One thing we know about our employees is that they care about their communities. As individuals and as teams, Capella people give back in so many ways. Through groups like C3, you volunteer hundreds and hundreds of hours each year in your communities across the US.

Another way you give back is through Together for Good. Since 2010, we have raised an amazing $1.7 million dollars for charitable organizations. Included in that is some impressive volunteer time. In 2017 alone, we calculated that Capella faculty and staff contributed over 1,300 hours of time to make Together for Good a success. Nice job, everybody.

220,000 sections of classes offered in 25 years

We know that Capella people go the extra mile in their communities. Of course, you do the same in your everyday work. Here is just one illustration. Over the past 25 years, Capella has offered over 222,000 sections of classes. That is enough classes to provide one each to every person in Boise, Idaho.

Think of that huge number. Then, think of the faculty and the course developers who built those classes, then the instructors who taught them, the enrolment counselors who got the people signed up and registered, the IT professionals who made sure we had systems in place to run the courses, the advisors, the tutors, the library staff, disability services, and the many others who supported our learners every quarter. The list goes on and on.

Capella All Employee Meeting	Friday, February 23rd, 2018

Capella University Culture and People: Residency

Jennifer Commodore

HR Generalist, Capella Education Company

Residency experience

More than 100 events hosted

Hello, I am Jennifer Commodore and I am from Human Resources. I have been with Capella for 11 years. Here is another example of Capella people pulling together. Many of our programs require a residency experience. Over the years, we have put more than 100 of these events.

We have put on more than 100 of these events, serving tens and thousands of learners. Each one involves a huge amount of planning and logistics and a large effort on the part of our immense team, faculty and many more amazing employees.

Largest residency of ours held at Orlando

Last year, we faced our biggest residency challenge ever when we learned that the November residency could no longer be held in Jacksonville due to damage from Hurricane Irma. We had over 700 doctoral learners registered, and we could not let this derail their academic progress. We located the residency to Orlando, which meant securing a new venue, changing everyone’s travel plans and resolving a hundred more complex details in less than 30 days.

Just about every part of the organization pitched in. In the end, the event went off without a hitch – tongue twister, gosh, and I practice. Okay. It showed, yet again, our employees’ incredible commitment to our learners and their success. Okay. We have to clap on that. That was big. That was just a break for me to breathe.

Bagel Friday: a fun Capella tradition

Okay. Here is one final fun fact about us. We are hungry. One of our favorite traditions at Capella is Bagel Friday. We did some bagel analytics on this. Over the last 15 years – believe this, okay, listen to this: Capella employees have consumed over 308,000 bagels on Bagel Friday. That is a lot.

If you laid those bagels side by side, they will stretch 19.5 miles. That is enough to stretch from Capella Tower to Mystic Lake Casino. If you stack those bagels one on top of the other, you would have a tower over nine miles high. That is 66 times higher than the Capella Tower.

Now, a giant tower of bagels is a hard act to follow. However, if anyone can do it, it is our CEO, Kevin Gilligan. Let us welcome Kevin back for some final thoughts.

Wrap-Up

Kevin Gilligan

CEO, Capella Education Company

Closing remarks

All right. That is awesome bagel productivity. Good work, everybody. Okay, so we are going to wrap up now. The first thing I want to do is I just want to personally thank – and you can help me do this – one more time all the meeting planners and organizers. Great job.

Capella All Employee Meeting	Friday, February 23rd, 2018

25 years of making a meaningful impact in our learners’ lives

All right. I am going to leave you with three final thoughts. I will be very quick. Number one, all of us should be incredibly proud to be part of Capella, what we do and the impact we have on people’s lives. I hope that when you meet somebody and they ask, ‘Hey, what do you do?’, that you stand a little taller, you hold your head high, you look him in the eye and you tell him what a fantastic organization Capella University is and the great things that we do for our learners. We should all be super proud. The last 25 years has just been amazing.

The best is yet to come

I think the second thought is as amazing as that has been, I think the best is yet to come. I think in Andy’s presentation, he talked about the world needs more of what we do and how we do it. That is for sure. I am absolutely confident that with the merger with Strayer and the shared vision that Karl and I have for what the combined entity can be, we are going to create something really special here. I think it is going to be an exciting ride and I hope that all of you that come along are going to be able to embrace it 100%.

Uncompromising focus on learners

The last thought I want to leave you with is maybe the most important one. That is the thing that has made us great in the past is what will make us great in the future. That has to do with our uncompromising focus on learner success in our mission and an innovative mindset that really focuses on how can we innovate with purpose.

What I mean by that is innovate so that we can serve learners better, that we can make our programs more affordable and flexible, that we can create the most direct path between learning and employment, that we can offer Capella as a destination for learning. How can we make our learners more successful? As we go forward into the future, if you think about those values of learner focus, learner success and innovation as sort of a bedrock, I am confident that whatever changes we go through, going forward, our future is going to be very bright.

Thank you very much for being part of today’s meeting. As much as I hope you are proud of Capella, I want you to know how proud I am to work with you guys every day and the awesome job that you do for our learners. Thank you very much. I hope everyone has a great weekend. Thank you.

[END OF TRANSCRIPT]

Forward Looking Statements

This communication, in addition to historical information, contains “forward-looking statements” (as defined in the Private Securities Litigation Reform Act of 1995) regarding, among other things, future events or the future financial performance of Strayer and Capella. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Forward-looking statements relating to the proposed transaction include, but are not limited to: statements about the benefits of the proposed

Capella All Employee Meeting	Friday, February 23rd, 2018

transaction between Strayer and Capella, including future financial and operating results; Strayer’s and Capella’s plans, objectives, expectations and intentions; the expected timing of completion of the proposed transaction; and other statements relating to the acquisition that are not historical facts. Forward-looking statements are based on information currently available to Strayer and Capella and involve estimates, expectations and projections. Investors are cautioned that all such forward-looking statements are subject to risks and uncertainties, and important factors could cause actual events or results to differ materially from those indicated by such forward-looking statements. With respect to the proposed transaction between Strayer and Capella, these factors could include, but are not limited to: the risk that Strayer or Capella may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; the risk that a condition to closing of the transaction may not be satisfied; the length of time necessary to consummate the proposed transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; economic and foreign exchange rate volatility; the continued strength of the post-secondary and proprietary education markets; unexpected changes relating to competitive factors in the post-secondary and proprietary education industries; the timing, success and market reception for Strayer and Capella’s new and existing educational services and related products; the possibility of new technologies outdating Strayer’s or Capella’s services or products; the outcomes of any litigation; continued support of Strayer’s or Capella’s services or products by influential educational professionals; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the proposed transaction on relationships with learners, suppliers, competitors, management and other employees; the ability to attract new learners and retain existing learners in the manner anticipated; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs.

Additional information concerning other risk factors is also contained in Strayer’s and Capella’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond Strayer’s or Capella’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the information currently available to the parties on the date they

Capella All Employee Meeting	Friday, February 23rd, 2018

are made, and neither Strayer nor Capella undertakes any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this communication. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Strayer share or Capella share for the current or any future financial years or those of the combined company, will necessarily match or exceed the historical published earnings per Strayer share or Capella share, as applicable. Neither Strayer nor Capella gives any assurance (1) that either Strayer or Capella will achieve its expectations, or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. All subsequent written and oral forward-looking statements concerning Strayer, Capella, the proposed transaction, the combined company or other matters and attributable to Strayer or Capella or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information And Where To Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction between Strayer and Capella or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed business combination transaction between Strayer and Capella will be submitted to the respective stockholders of Strayer and Capella for their consideration. In connection with the proposed transaction between Strayer and Capella, Strayer filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Strayer and Capella and that also constitutes prospectus of Strayer. The registration statement was declared effective by the SEC on December 8, 2017. Strayer and Capella first mailed the joint proxy statement/prospectus to their respective stockholders on or about December 14, 2017. Strayer and Capella may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any prospectus, proxy statement or any other document which Strayer or Capella may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF STRAYER AND CAPELLA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT STRAYER, CAPELLA, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about Strayer and Capella, through the website maintained by the SEC at www.sec.gov. Strayer and Capella make available free of charge at www.capellaeducationcompany.com and www.strayereducation.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC.

Capella All Employee Meeting	Friday, February 23rd, 2018

Participants In The Merger Solicitation

Strayer, Capella, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Strayer and Capella in connection with the proposed transaction. Information about the directors and executive officers of Capella is set forth in its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on March 23, 2017. Information about the directors and executive officers of Strayer is set forth in its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 16, 2017. These documents can be obtained free of charge from the sources indicated above. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus, as well as any other relevant materials filed with the SEC.